Mail Stop 6010

December 22, 2006

Mr. Steven M. Helmbrecht
Senior Vice President and Chief Financial Officer
Itron, Inc.
2818 North Sullivan Road
Spokane, Washington 99216

Re: Itron, Inc.
Form 10-K for the year ended December 31, 2005
Filed February 24, 2006
File No. 000-22418

Dear Mr. Helmbrecht:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant